Income Statement


Motoroso, Inc.
For the month ended 31 December 2019


	Dec-19	Nov-19	Oct-19	Sep-19	Aug-19	Jul-19	Jun-19	May-19	Apr-19	Mar-19	Feb-19	Jan-19	YTD
Revenue													
Marketplace Sales	563	1,006	9,874	417	1,785	4,929	10,750	16,370	8,123	3,636	4,609	136	62,197
Other Revenue	-	-	3,500	-	-	-	-	-	-	-	-	-	3,500
Pro Subscription	2,542	2,123	4,820	(43)	2,077	41,151	2,867	-	-	-	-	(436)	55,100
Video Production Services	-	-	-	-	-	3,425	-	3,050	-	-	-	-	6,475
Total Revenue	**3,105**	**3,129**	**18,194**	**373**	**3,862**	**49,504**	**13,618**	**19,420**	**8,123**	**3,636**	**4,609**	**(299)**	**127,273**
Less Cost of Sales													
Merchant Services	109	93	408	43	156	1,416	285	71	101	37	62	10	2,791
Refunds	-	358	4,138	-	1,605	1,524	3,110	3,405	191	675	-	-	15,007
Vendor Remittance	4,328	6,400	-	-	32,545	14,954	12,665	6,270	1,474	6,663	-	779	86,079
Total Cost of Sales	**4,437**	**6,851**	**4,546**	**43**	**34,307**	**17,894**	**16,060**	**9,746**	**1,765**	**7,375**	**62**	**789**	**103,876**
Gross Profit	**(1,332)**	**(3,722)**	**13,647**	**330**	**(30,445)**	**31,610**	**(2,442)**	**9,673**	**6,358**	**(3,740)**	**4,547**	**(1,088)**	**23,397**

Operating Expenses

Income Statement

	Dec-19	Nov-19	Oct-19	Sep-19	Aug-19	Jul-19	Jun-19	May-19	Apr-19	Mar-19	Feb-19	Jan-19	YTD
Corporate Tax	5,741	-	-	-	-	-	-	-	-	-	-	-	5,741
Total Operating Expenses	**5,741**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**5,741**
Operating Income / (Loss)	**(7,073)**	**(3,722)**	**13,647**	**330**	**(30,445)**	**31,610**	**(2,442)**	**9,673**	**6,358**	**(3,740)**	**4,547**	**(1,088)**	**17,656**
Other Income and Expense													
Advertising	(383)	(369)	(266)	(380)	(1,085)	(1,581)	(2,589)	(3,577)	(3,897)	(2,909)	(3,830)	(1,030)	(21,896)
Automobile Expenses	(21)	-	(186)	-	-	(334)	(56)	(18)	(694)	(189)	(42)	(154)	(1,693)
Bank Service Charges	-	-	-	(34)	(78)	(34)	-	-	-	-	-	-	(146)
Consulting & Accounting	(125)	(125)	(125)	(125)	(125)	(125)	(125)	(125)	(125)	(125)	(125)	(125)	(1,500)
Dues & Subscriptions	-	-	-	-	-	(198)	-	-	-	-	-	(1,924)	(2,122)
Entertainment	-	-	-	-	-	-	-	-	-	-	-	(465)	(465)
Furniture and Equipment Expense <$2500	-	-	-	(57)	(48)	(138)	(116)	(122)	(341)	(495)	(73)	(140)	(1,531)
General Expenses	-	-	(172)	(152)	(1,205)	-	-	-	-	-	-	-	(1,528)

Income Statement

	Dec-19	Nov-19	Oct-19	Sep-19	Aug-19	Jul-19	Jun-19	May-19	Apr-19	Mar-19	Feb-19	Jan-19	YTD
Insurance	(562)	(660)	(660)	(664)	(558)	(506)	(506)	(506)	(506)	(511)	(542)	(542)	(6,723)
Interest Expense	-	-	(11)	(288)	-	-	-	-	-	-	-	-	(299)
Meals and Entertainment	(138)	(507)	(772)	(24)	-	(893)	(242)	(281)	(1,153)	(196)	(574)	(719)	(5,499)
Office Expenses	(596)	(493)	(420)	(958)	(3,689)	(443)	(259)	(214)	(1,458)	(465)	(477)	(645)	(10,116)
Other Income	-	-	-	-	-	-	-	-	638	-	-	-	638
Payroll Tax Expense	-	-	-	-	-	-	-	-	(9)	-	-	-	(9)
Postage & Delivery	(48)	-	(146)	-	-	-	(18)	-	-	-	-	-	(212)
Printing & Stationery	-	-	-	(45)	-	(646)	(244)	-	(440)	-	-	-	(1,376)
Rent	(1,125)	(1,125)	(1,125)	(3,125)	(5,375)	(2,400)	(2,400)	(2,400)	(2,300)	(2,300)	(2,300)	(2,300)	(28,275)
Software	(4,091)	(4,055)	(34,163)	(3,959)	(5,072)	(3,920)	(5,465)	(2,172)	276	(2,530)	(419)	(712)	(66,282)
Subcontractors	(14,500)	(14,603)	(24,601)	(34,404)	(1,000)	(17,181)	(17,327)	(15,940)	(13,085)	(19,679)	(19,383)	(25,525)	(217,228)
Telephone & Internet	(207)	(207)	(640)	(50)	(50)	(50)	(50)	(45)	-	-	-	-	(1,300)
Training and Meetups	-	-	-	-	-	-	-	(35)	-	(57)	-	-	(92)
Travel	-	(400)	(130)	-	-	-	(998)	(10)	(942)	-	(123)	(648)	(3,250)
Travel- Auto	(109)	(328)	(282)	(222)	(251)	(493)	(130)	(327)	(547)	(189)	(434)	(264)	(3,577)
Utilities	(115)	(144)	(80)	(91)	-	-	-	-	-	-	-	-	(430)
Total Other Income	**(22,020)**	**(23,017)**	**(63,777)**	**(44,579)**	**(18,536)**	**(28,943)**	**(30,526)**	**(25,770)**	**(24,583)**	**(29,644)**	**(28,322)**	**(35,193)**	**(374,910)**

Income Statement

and Expense	Dec-19	Nov-19	Oct-19	Sep-19	Aug-19	Jul-19	Jun-19	May-19	Apr-19	Mar-19	Feb-19	Jan-19	YTD
Net Income / (Loss) before Tax	(29,093)	(26,739)	(50,129)	(44,249)	(48,981)	2,668	(32,968)	(16,097)	(18,226)	(33,384)	(23,775)	(36,281)	(357,254)
Net Income	(29,093)	(26,739)	(50,129)	(44,249)	(48,981)	2,668	(32,968)	(16,097)	(18,226)	(33,384)	(23,775)	(36,281)	(357,254)
Total Comprehensive Income	(29,093)	(26,739)	(50,129)	(44,249)	(48,981)	2,668	(32,968)	(16,097)	(18,226)	(33,384)	(23,775)	(36,281)	(357,254)